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                            June 15, 2023

       Haiping Hu
       Chief Executive Officer
       Sunrise New Energy Co., Ltd.
       Room 703, West Zone, R&D Building
       Zibo Science and Technology Industrial Entrepreneurship Park No. 69 Sanying Road
       Zhangdian District, Zibo City, Shandong Province
       The People   s Republic of China

                                                        Re: Sunrise New Energy
Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 2, 2023
                                                            File No. 333-272386

       Dear Haiping Hu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company.
   2. Where you discuss transfers, dividends and distributions among you, your subsidiaries and the VIE, revise to
discuss whether there are limitations on your ability to transfer cash between you, your
subsidiaries, the consolidated VIE or investors. State that there is no assurance the PRC
government will not intervene in or impose restrictions on the ability
 Haiping Hu
Sunrise New Energy Co., Ltd.
June 15, 2023
Page 2
         of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets. Provide cross-references to your discussion of these issues in your summary, summary risk factors, and risk factors sections, as well.
3. Where you discuss your cash management policies, disclose the source of such policies
         (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Include comparable disclosure regarding your cash management policies in your prospectus summary and provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
4. On your cover page, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP, as you have disclosed in the Prospectus Summary. Throughout your filing, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
Prospectus Summary
Our Corporate Structure, page 1

5. In the diagram of your corporate structure on page 1, revise to identify the person or entity that owns the equity in each depicted entity. In addition, revise your disclosure to identify clearly the entity in which investors are purchasing their interest. Please also remove the arrow from the dashed line going from GIOP BJ to SOH.
Risks Associated with Our Corporate Structure and the VIE Agreements, page 3

6. Please revise your disclosure stating that you "do not 'directly' hold equity interests," and
         "VIE Agreements may not be effective as 'direct' ownership" to remove the words
         "directly" and "direct," as they imply that you may have indirect ownership. Please ensure your disclosure is clear that you do not have any ownership in the VIE.
Summary of Risk Factors, page 6

7. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       For example, specifically discuss the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted
FirstName LastNameHaiping Hu
       overseas and/or foreign investment in China-based issuers could significantly limit or
Comapany   NameSunrise
       completely   hinder New
                           your Energy
                                ability toCo., Ltd.
                                           offer or continue to offer
securities to investors and
       cause
June 15, 2023the  value
               Page  2 of such securities to significantly decline or be
worthless.
FirstName LastName
 Haiping Hu
FirstName  LastNameHaiping
Sunrise New  Energy Co., Ltd.Hu
Comapany
June       NameSunrise New Energy Co., Ltd.
     15, 2023
June 15,
Page 3 2023 Page 3
FirstName LastName
Permissions Required from PRC Authorities, page 14

8. It is unclear whether you relied on an opinion of your PRC counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, as you state that you were "advised" by your
         PRC counsel. Please revise to specify that the conclusion is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained.
Asset Transfers Between our Company, Our Subsidiaries, and the VIE, page 16

9. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences, page 16

10. Disclose that, to the extent cash or assets in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash or assets. Disclose that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets.
Enforceability of Civil Liabilities, page 48

11. Revise to identify your directors and officers that reside in the PRC and address the challenges of bringing actions and enforcing judgments or liabilities against such individuals.
Exhibits

12. Please file the forms of indenture as exhibits to your registration statement prior to requesting effectiveness. Refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.
 Haiping Hu
FirstName  LastNameHaiping
Sunrise New  Energy Co., Ltd.Hu
Comapany
June       NameSunrise New Energy Co., Ltd.
     15, 2023
June 15,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Linda Ni, Esq.